Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Jaguar Land Rover (‘JLR’), expands partnership with Tata Consultancy Services (‘TCS’) to accelerate digital transformation

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TCS will provide a broad range of services to help luxury vehicle manufacturer JLR rapidly transform, simplify, and help manage its digital and IT estate, supporting its broader strategic business transformation
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JLR has a long-standing relationship with TCS and the expanded partnership will build on this strong foundation
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Developing world-class partnerships with industry leaders and maximising the benefits of being part of the Tata Group is a key pillar of JLR’s Reimagine strategy

Gaydon, UK, 6 September 2023: JLR today announces that it is extending its partnership with world leader in information technology, TCS, to accelerate digital transformation across its business.

The deal, which will help JLR create a simplified and leading-edge IT infrastructure, is worth more than £800 million over the next five years but will deliver efficiencies over the cost of existing services that will reduce JLR’s net expenditure and unlock free cash flow.

Nigel Blenkinsop, Executive Director, Enterprise Performance & Quality, JLR said: “Building world class partnerships and maximising the benefits of being part of the Tata Group is a key part of our Reimagine strategy. Consistent with this, we are pleased to expand our long-term relationship with TCS to accelerate our digital transformation. Their breadth of capabilities and deep understanding of our business will further enhance our ability to transform and simplify our IT estate at pace, ensuring we can deliver a modern luxury experience for our clients.”

TCS will deliver a broad range of services for JLR spanning Application Development & Maintenance, Enterprise Infrastructure Management, Cloud Migration, Cybersecurity and Data Services.

Anupam Singhal, Business Group Head - Manufacturing, TCS said: "We are pleased to be selected by JLR as their strategic partner to help manage and transform their Digital estate as well and help them build a new, future-ready digital core that will support their Reimagine strategy and electrification plans. This is a truly bi-modal partnership where the efficiencies from leaner operations will help fund the new digital core, while our contextual knowledge and expertise will de-risk and accelerate that transformation,”

ENDS

Media Enquiries

JLR	Headland Consultancy

Louise Thompson Davies

JLR Global Head of External Communications

T: +44 (0)7500827823

Lthomps9@jaguarlandrover.com

JLR Media

E: jlrmedia@jaguarlandrover.com

T : +44 (0) 2475 361000

Investor Enquiries:

Claire Bird

Financing and Investor Relations Manager

E: investor@jaguarlandrover.com

Susanna Voyle E: svoyle@headlandconsultancy.com M: +44 (0)7980 894557 Bryony Sim E: bsim@headlandconsultancy.com M: +44 (0)7825 156 291 JLR PR social channels: Twitter: @JLR_News LinkedIn: @JLR

Notes to Editors

JLR’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

We are transforming our business to become carbon net zero across our supply chain, products, and operations by 2039. We have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy and before the end of the decade our Range Rover, Discovery, Defender collections will each have a pure electric model, while Jaguar will be entirely electric.

At heart we are a British company, with two design and engineering sites, three vehicle manufacturing facilities, an engine manufacturing centre, and a battery assembly centre in the UK. We also have vehicle plants in China (a joint venture), Slovakia, Austria (contract manufacturing with Magna Steyr), India (contract manufacturing with Tata Motors Ltd) and Brazil, as well as seven technology hubs across the globe.

JLR is a wholly owned subsidiary of Tata Motors Limited, part of Tata Sons.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.